Oppenheimer MidCap Fund
Period Ending 10-31-2009
Exhibit 77C

 On July 10, 2009, a special meeting of the shareholders of Oppenheimer MidCap Fund ("MidCap Fund") was held for the purpose of voting on:

 (1) an Agreement and Plan of Reorganization between MidCap Fund and Oppenheimer Discovery Fund ("Discovery Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of MidCap Fund to Discovery Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Discovery Fund; (b) the distribution of shares of Discovery Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of MidCap Fund in complete liquidation of MidCap Fund; and (c) the cancellation of the outstanding shares of MidCap Fund. 21,192,118 affirmative votes were cast; 967,267 negative votes were cast, and 957,447 votes abstained; and

 (2) the election of the following trustees:

                                                 For           Withheld
 .
Brian F. Wruble                                  29,144,902   1,111,505
David K. Downes                                  29,133,480   1,122,927
Matthew P. Fink                                  29,154,874   1,101,533
Phillip A. Griffiths                             29,117,508   1,138,899
Mary F. Miller                                   29,158,409   1,097,998
Joel W. Motley                                   29,144,031   1,112,376
Mary Ann Tynan                                   29,139,430   1,116,977
Jospeh M. Wikler                                 29,147,341   1,109,066
Peter I. Wold                                    29,153,143   1,103,264
John V. Murphy                                   29,123,741   1,132,666